HODGSON RUSS, LLP
60 East 42nd Street, 37th Floor
New York, New York 10017

January 29, 2007

Mr. Donald F. Delaney
Staff Accountant
United States Securities
and Exchange Commission
Washington, D.C. 20549-7010

Re:	Tactical Air Defense Services, Inc. Form 8-K Item 4.01, Filed December 18, 2006 Item 4.01 Form 8-K/A Filed December 21, 2006 File # 333-79405
Dear Mr. Delaney:

Reference is hereby made to your correspondence dated as of January 9, 2007 to Tactical Air Defense Services, Inc. (the “Company”) relating to its recent filing of a Current Report on Form 8-K first filed on December 18, 2006, as amended on December 21, 2006. Pursuant to the same you have submitted the following comment:

Form 8-K Filed December 18, 2006 and Form 8-K/A Filed December 21, 2006

1.	Please amend your filing to include a letter from your former accountant indicating whether or not they agree with your disclosures in the Form 8-Ks.

Please note that we have prepared a second amended Current Report on Form 8-K/A (the “Amended Form 8-K/A”) including as Exhibit 16.1 thereto, correspondence from the company’s former accountant indicating that they agree with the disclosures set forth in the Form 8-K filing.

In addition, as we have discussed today, the Amended Form 8-K/A was also revised so as to correct a minor typographical error relating to calculation of total warrants on page 8 and page 10. No financial statements or other information whatsoever has been revised, changed or modified in any way.

Please note that, on behalf of the Company, the Company hereby acknowledges that:

▪	The company is responsible for the adequacy and accuracy of the disclosures in the filing of the Form 8-K, Form 8-K/A, and Amended Form 8-K/A;
▪	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you should have any questions please feel free to contact the undersigned at any time at the above number or my assistant, Ms. Neri Calderon at (212)661-3535.

Very truly yours, Ronniel Levy